EXHIBIT 99.1

POET Technologies’ DenseLight Sub Adds Two New Powerful Lasers to its Extensive Portfolio of Advanced Laser Solutions

1650nm-range lasers for maximum safety and performance in a variety of applications

SAN JOSE, Calif., Feb. 05, 2019 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET”) (OTCQX: POETF; TSX Venture: PTK) and its wholly-owned subsidiary DenseLight Semiconductor today announced two new high-performance lasing solutions that are available for immediate delivery.

DenseLight’s newest line of 1653 DFB (distributed feed-back) lasers are targeted at the methane gas sensing markets. Providing human eye-safe detection of methane using laser light provides a safer, more effective laser solution than competitive detection methods.  Methane is an odourless, explosive gas and exposure to it can lead to unconsciousness or death through suffocation.  Detecting the presence of this gas is critical, in industrial, commercial and residential settings.  These mid-infra-red Indium Phosphide-based lasers are available in a narrow spectrum range and in both as chip as well as in a cooled butterfly package, offering customers a competitive price range for different detection applications.  Key features of DenseLight’s 1653 DFB lasers include:

  Minimum 6mW output power
  Narrow spectrum range of +/-2nm, centred at 1653nm
  Cooled operation at 25°C
  Available both in chip form as well as cooled BTF package
  SMSR min of 35dB

DenseLight is also shipping quantities of its new, high-power, 1650nm Fabry-Perot (FP) lasers for test and measurement  applications, targeted specifically at the OTDR (Optical Time-Domain Reflectometer) market where the equipment is used to detect faults and understand the losses along a given length of fiber-optic cable in networking and data communications systems.  DenseLight’s 1650nm FP lasers are used in test equipment for both in-cable manufacturing and routine maintenance of fiber-optic cables.   DenseLight’s 1650 FP lasers deliver a higher-than-market-average pulsed power performance demanded by manufacturers to enhance the dynamic range of their OTDR equipment.  For flexibility in design and performance, the lasers are available in a transistor outline (TO) package with an aspherical lens or in a TO Pigtail form.  Key features of DenseLight’s 1650 FP lasers include:

  50mW Pulsed (TO-Pigtail)
  110mW Pulsed (TO-A)
  Uncooled operation
  Operating temperature 0°C to 60°C
  Pulsed current up to 1A

DenseLight Semiconductors is exhibiting its suite of standard components for Data Communications and Sensing applications at SPIE Photonics West in San Francisco, from February 5th to 7th in booth 4085. Please contact your nearest DenseLight Distributor / representative or send an email to info@denselight.com for more information or to purchase samples.

About POET Technologies Inc.
POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to hybrid integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques, enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

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